FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item
1	Material fact dated September 10th, 2010.

MATERIAL FACT
Grupo Santander (“Santander”) hereby announces that it has reached agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately 2.938 billion euros in cash. The purchase of BZ WBK will be implemented by means of a tender offer for 100% of the capital, in which AIB will necessarily tender its stake. Additionally, Santander will acquire AIB’s 50% stake in the company BZ WBK Asset Management, for 150 million euros in cash.
The acquisition of the stakes held by AIB in BZ WBK and BZ WBK Asset Management will generate goodwill of approximately 2.0 billion euros for Santander and will have an estimated impact on the Group’s core capital of approximately 40 basis points. It is estimated that the transaction will have a positive impact on earnings per share from the first year, and that the return on investment will be around 11% at the end of the third year.
It is envisaged that the transaction will be completed in 2011, once the necessary regulatory authorizations and the approval of the general shareholders’ meeting of AIB have been obtained.
Boadilla del Monte (Madrid), September 10, 2010
Important notice
The acquisition of BZ WBK will be effected by a tender offer to be made in accordance with applicable Polish law and regulation which Banco Santander will announce as soon as practicable.
This material fact does not constitute the formal announcement of the tender offer, which will only be announced once the requisite notification has been given to the Polish Financial Services Commission and to the Warsaw Stock Exchange. The information contained in this material fact does not constitute any offer to acquire or an invitation to subscribe for sale of the shares in BZ WBK.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286,
Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: September 10th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President